UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CureVac N.V.

(Name of Subject Company)

CureVac N.V.

(Name of Persons Filing Statement)

Common shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number of Class of Securities)

Marco Rau

Executive Vice President Legal and General Counsel

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Howard Ellin June Dipchand Stephan Hutter Holger Hofmeister Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001-8602 (212) 735-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 (this “Schedule 14D-9”) filing relates solely to preliminary communications made before the commencement of a planned exchange offer (the “Exchange Offer”) by BioNTech SE (the “Buyer”) to purchase all of the outstanding ordinary shares, par value €0.12 per share, of CureVac N.V. (the “Company”), to be commenced pursuant to the Purchase Agreement, dated June 12, 2025, between the Company and the Bidder.

Notice to Investors and Security Holders

The Exchange Offer described in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the Exchange Offer materials that the Buyer will file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and offer to purchase ordinary shares (the “Shares”) of the Company will only be made pursuant to an offer to purchase and related Exchange Offer materials. At the time the Exchange Offer is commenced, the Buyer will file a Tender Offer Statement on Schedule TO, which shall contain as an exhibit the combined prospectus and offer to purchase and forms of the letter of transmittal and summary advertisement, if any, and other customary ancillary documents, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Exchange Offer. In connection with the Exchange Offer, the Buyer also expects to file with the SEC a registration statement on Form F-4 (the “Form F-4”) to register under the Securities Exchange Act of 1934, as amended, the issuance of the ADSs of the Buyer pursuant to the Exchange Offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND THE FORM F-4 WILL CONTAIN IMPORTANT INFORMATION. ANY HOLDERS OF SHARES ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The offer to purchase, the related letter of transmittal, the solicitation/recommendation statement and the Form F-4 will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting the Company. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website at www.curevac.com or by contacting CureVac’s investor relations contact, Corporate Communications at communications@curevac.com. Copies of the documents filed with the SEC by the Buyer can be obtained, when filed, free of charge by directing a request to the Information Agent for the Exchange Offer which will be named in the Exchange Offer materials.

In addition to the offer to purchase, the related letter of transmittal, the Form F-4 and certain other Exchange Offer documents to be filed by the Buyer, as well as a Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by the Company, the Company’s filings with the SEC, including its Annual Report on Form 20-F, are available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Cautionary Note Regarding Forward Looking Statements

This communication contains certain forward-looking statements related to the Company’s and Buyer’s proposed exchange offer that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the parties’ ability to satisfy the conditions to the consummation of the Exchange Offer; and statements about the expected timetable for completing the Exchange Offer.

Risks and uncertainties include, among other things, how many of the Company’s shareholders will tender their shares in the Exchange Offer, the possibility that competing offers will be made, the ability to obtain requisite regulatory approvals, the ability to satisfy the conditions to the closing of the Exchange Offer, the expected timing of the Exchange Offer, the effect of the announcement of the Exchange Offer on the Company’s and the Buyer’s business relationships (including, without limitations, partners and customers), the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase Agreement, the expected tax treatment of the transaction, and the impact of the transaction on the businesses of the Company and the Buyer, and other circumstances or events that could adversely impact the completion of the Exchange Offer, including industry or economic conditions outside of the Company’s and the Buyer’s control.

Further descriptions of risks and uncertainties relating to the Company can be found in its Annual Report on Form 20-F for the fiscal year ending December 31, 2024, and its subsequent SEC filings, all of which are filed with the SEC and available at www.sec.gov and http://www.curevac.com.

These forward-looking statements are based on numerous assumptions and assessments made by the Company in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this communication are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Exchange Offer:

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Press Release, dated June 12, 2025
99.2	All Employee Letter
99.3	Global Townhall Presentation
99.4	Intranet Site Content
99.5	Partner Letter
99.6	Investigator Letter
99.7	Employee Social Media Guidelines
99.8	CureVac Social Media Post on LinkedIn
99.9	CEO Social Media Post on LinkedIn